                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          Real Estate Income Fund Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    755881109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 755881109                   13D                    Page 2 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   537,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               537,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    537,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 755881109                   13D                    Page 3 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   537,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               537,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    537,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 755881109                   13D                    Page 4 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   327,100
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               327,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    327,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.96%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 755881109                   13D                    Page 5 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   184,200
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               184,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    184,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 6 of 25 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   26,200
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               26,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    26,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 7 of 25 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   119,600
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               119,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    119,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 8 of 25 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   119,600
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               119,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    119,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                     Page 9 of 25 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   119,600
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               119,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    119,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 10 of 25 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   119,600
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               119,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    119,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 11 of 25 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   119,600
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               119,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    119,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 12 of 25 Pages
---------------------                                      ---------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Western  Investment  LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Institutional  Partners  LLC, a Delaware  limited  liability  company  ("WIIP"),
Western  Investment  Activism Partners LLC, a Delaware limited liability company
("WIAP"),  Benchmark Plus  Institutional  Partners,  L.L.C.,  a Delaware limited liability  company  ("BPIP"),  Benchmark  Plus  Management,  L.L.C.,  a Delaware
limited liability company ("BPM"), Scott Franzblau,  Robert Ferguson and Michael
Dunmire.  Each of the  foregoing  is  referred  to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of WILLC, Mr. Lipson,  WIHP, WIIP
and WIAP  disclaim  beneficial  ownership  of the Shares held by BPIP,  BPM, Mr.
Franzblau,  Mr. Ferguson and Mr. Dunmire. Each of BPIP, BPM, Mr. Franzblau,  Mr.
Ferguson and Mr.  Dunmire  disclaim  beneficial  ownership of the Shares held by
WILLC, Mr. Lipson, WIHP, WIIP and WIAP.

            WILLC has sole voting and investment  power over WIHP's,  WIIP's and
WIAP's security  holdings and Mr. Lipson,  in his role as the managing member of
WILLC,  controls  WILLC's voting and investment  decisions.  BPM is the managing member of BPIP and  Messrs.  Franzblau,  Ferguson  and  Dunmire in their role as managing  members of BPM,  have sole voting and  investment  control over BPIP's security holdings.  Neither WILLC, Mr. Lipson, WIHP, WIIP nor WIAP has voting or dispositive  control  over the Shares  held by BPIP,  BPM,  Mr.  Franzblau,  Mr.
Ferguson and Mr. Dunmire. Neither BPIP, BPM, Mr. Franzblau, Mr. Ferguson nor Mr.
Dunmire has voting or  dispositive  control  over the Shares held by WILLC,  Mr.
Lipson, WIHP, WIIP and WIAP.

            By virtue of that certain Joint Filing and  Solicitation  Agreement, as  amended,  by and among the  Reporting  Persons and Karpus  Management,  Inc.
("Karpus"),  as described  in further  detail in Item 6, the  Reporting  Persons affirm  that they are members of a "group"  with Karpus for  purposes of Section
13(d)(3) of the  Securities  Exchange Act of 1934,  as amended (the "Act").  The
Reporting Persons expressly disclaim beneficial  ownership of the Shares held by
Karpus.

            (b) The principal business address of WILLC, Mr. Lipson,  WIHP, WIIP and WIAP is 2855 East Cottonwood Parkway, Suite 110, Salt Lake City, Utah 84121.

            The principal  business  address of BPIP,  BPM, Mr.  Franzblau,  Mr.
Ferguson and Mr. Dunmire is 820 A Street, Suite 700, Tacoma, WA 98402.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 13 of 25 Pages
---------------------                                      ---------------------

            (c) The principal business of WILLC is acting as the general partner and managing  member,  as the case may be, of WIHP, WIIP and WIAP. The principal occupation  of Mr. Lipson is acting as managing  member of WILLC.  The principal business  of WIHP,  WIIP and WIAP is the  business  of  acquiring,  holding  and disposing of investments in various companies.

            The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing  member of BPIP.  The principal  occupation of Messrs.
Franzblau, Ferguson and Dunmire is acting as managing members of BPM.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Lipson, Franzblau,  Ferguson and Dunmire are citizens of the United States of America.

      Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  aggregate  purchase  price of the 537,500  Shares  beneficially owned by WILLC is approximately $9,959,544, including brokerage commissions. The
Shares  beneficially  owned by WILLC were acquired  with the working  capital of each of WIHP, WIIP and WIAP. The aggregate  purchase price of the 119,600 Shares beneficially  owned  by BPM is  approximately  $2,161,470,  including  brokerage commissions. The Shares beneficially owned by BPM were acquired with the working capital of BPIP.

      Item 4 is hereby amended to add the following:

            On October 21, 2005,  Mr. Lipson sent a letter to the members of the
Board of Directors of the Issuer  stating that he intends to hold each member of the Board responsible for fulfilling their fiduciary obligations to the Issuer's stockholders.  The  letter  also  states  that if the  issue  of the  persistent discount  to net asset  value is not  adequately  addressed  that he  intends to submit a  nomination  for the  election  of  directors.  The  letter is filed as
Exhibit No. 3 to this Amendment No. 1 and is incorporated herein by reference.

      Items 5(a)-(c) are hereby amended and restated to read as follows:

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 14 of 25 Pages
---------------------                                      ---------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  11,069,242  Shares  outstanding,  which is the total number of Shares  outstanding as of August 22, 2005, as reported in the Issuer's
Definitive Proxy Statement filed with the Securities and Exchange  Commission on
September 2, 2005.

            As of the close of business on October 24, 2005, WIHP, WIIP and WIAP
beneficially   owned   327,100,   184,200  and  26,200   Shares,   respectively,
constituting  2.96%,  1.7%  and  less  than  1%,  respectively,  of  the  Shares outstanding.  As the general partner or managing member,  as the case may be, of
WIHP, WIIP and WIAP,  WILLC may be deemed to beneficially own the 537,500 Shares owned in the aggregate by WIHP, WIIP and WIAP,  constituting  approximately 4.9%
of the Shares  outstanding.  As the managing member of WILLC,  Mr. Lipson may be deemed to  beneficially  own the  537,500  Shares  beneficially  owned by WILLC, constituting approximately 4.9% of the Shares outstanding.

            As of the close of business on October 24, 2005,  BPIP  beneficially owned  119,600  Shares,  constituting  1.1% of the  Shares  outstanding.  As the managing  member  of BPIP,  BPM may be deemed to  beneficially  own the  119,600
Shares beneficially owned by BPIP, constituting approximately 1.1% of the Shares outstanding.  As the managing  members of BPM, Messrs.  Franzblau,  Ferguson and
Dunmire may be deemed to beneficially own the 119,600 Shares  beneficially owned by BPM, constituting approximately 1.1% of the Shares outstanding.

            (b) Each of WILLC and Mr.  Lipson is deemed to have sole  voting and dispositive  power over the Shares reported as beneficially  owned by WIHP, WIIP and WIAP by virtue of their respective positions as described in paragraph (a).

            BPM is the managing member of BPIP and Messrs.  Franzblau,  Ferguson and  Dunmire in their role as  managing  members  of BPM,  have sole  voting and investment  control over BPIP's security  holdings.  Neither WILLC,  Mr. Lipson,
WIHP,  WIIP nor WIAP has voting or  dispositive  control over the Shares held by
BPIP, BPM, Mr. Franzblau,  Mr. Ferguson and Mr. Dunmire.  Neither BPIP, BPM, Mr.
Franzblau,  Mr. Ferguson nor Mr. Dunmire has voting or dispositive  control over the Shares held by WILLC, Mr. Lipson, WIHP, WIIP and WIAP.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares by the Reporting  Persons since the filing of the initial  Schedule 13D.  Except where  otherwise  noted,  all of such  transactions  were  effected  in the open market.

      Item 6 is hereby amended to add the following:

            On October 21,  2005,  the Joint Filing and  Solicitation  Agreement
dated  September 14, 2005 was amended to include BPIP, BPM, Mr.  Franzblau,  Mr.
Ferguson  and Mr.  Dunmire  as  parties  thereto.  A copy of this  agreement  is attached hereto and incorporated herein by reference.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 15 of 25 Pages
---------------------                                      ---------------------

      Item 7 is hereby amended to add the following exhibits:

            2.    Amendment No. 1 to Joint Filing and Solicitation  Agreement by
                  and among Western  Investment LLC,  Arthur D. Lipson,  Western
                  Investment   Hedged   Partners   L.P.,    Western   Investment
                  Institutional   Partners  LLC,  Western  Investment   Activism
                  Partners LLC, Benchmark Plus Institutional  Partners,  L.L.C.,
                  Benchmark Plus Management,  L.L.C.,  Scott  Franzblau,  Robert
                  Ferguson  and  Michael  Dunmire and Karpus  Management,  Inc.,
                  dated October 21, 2005.

            3.    Letter to the members of the Board of Directors, dated October
                  21, 2005.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 16 of 25 Pages
---------------------                                      ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2005              WESTERN INVESTMENT LLC

                                      By:    /s/ Arthur D. Lipson
                                          -----------------------------------
                                      Name:  Arthur D. Lipson
                                      Title: Sole Member

                                      WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                      By: Western Investment LLC,
                                      Its General Partner

                                      By:     /s/ Arthur D. Lipson
                                          -----------------------------------
                                              Name: Arthur D. Lipson
                                              Title: Managing Member

                                      WESTERN INVESTMENT INSTITUTIONAL PARTNERS
                                      LLC

                                      By: Western Investment LLC,
                                      Its Managing Member

                                      By:      /s/ Arthur D. Lipson
                                          -----------------------------------
                                               Name: Arthur D. Lipson
                                               Title: Managing Member

                                      WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                      By: Western Investment LLC,
                                      Its Managing Member

                                      By:      /s/ Arthur D. Lipson
                                          -----------------------------------
                                               Name: Arthur D. Lipson
                                               Title: Managing Member

                                      /s/ Arthur D. Lipson
                                      ------------------------------------------
                                      ARTHUR D. LIPSON

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 17 of 25 Pages
---------------------                                      ---------------------

                                     BENCHMARK PLUS INSTITUTIONAL PARTNERS,
                                     L.L.C.

                                     By: Benchmark Plus Management, L.L.C.,
                                     Its General Partner

                                     By:    /s/ Scott Franzblau
                                            ------------------------------------
                                     Name:  Scott Franzblau
                                     Title: Managing Member

                                     By:    /s/ Robert Ferguson
                                            ------------------------------------
                                     Name:  Robert Ferguson
                                     Title: Managing Member

                                     By:    /s/ Michael Dunmire
                                            ------------------------------------
                                     Name:  Michael Dunmire
                                     Title: Managing Member

                                     BENCHMARK PLUS MANAGEMENT, L.L.C.

                                     By:    /s/ Scott Franzblau
                                            ------------------------------------
                                     Name:  Scott Franzblau
                                     Title: Managing Member

                                     By:    /s/ Robert Ferguson
                                            ------------------------------------
                                     Name:  Robert Ferguson
                                     Title: Managing Member

                                     By:    /s/ Michael Dunmire
                                            ------------------------------------
                                     Name:  Michael Dunmire
                                     Title: Managing Member

                                     /s/ Scott Franzblau
                                     -------------------------------------------
                                     SCOTT FRANZBLAU

                                     /s/ Robert Ferguson
                                     --------------------------------------------
                                     ROBERT FERGUSON

                                     /s/ Michael Dunmire
                                     -------------------------------------------
                                     MICHAEL DUNMIRE

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 18 of 25 Pages
---------------------                                      ---------------------

                                   SCHEDULE A
                                   ----------
     Transactions in the Shares Since the Filing of the Initial Schedule 13D
     -----------------------------------------------------------------------

Shares of Common Stock             Price Per                     Date of
        Purchased                  Share($)                      Purchase
        ---------                  --------                      --------

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
                     ---------------------------------------
          11,600                   19.4222                       9/15/05
           9,900                   19.4776                       9/16/05
           5,300                   19.3728                       9/19/05
           3,900                   19.3492                       9/20/05
           6,500                   18.9228                       9/22/05

                  WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                  ---------------------------------------------
          19,200                   18.6757                       9/23/05

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
           1,600                   17.9588                      10/18/05

                    BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                    ----------------------------------------
           4,800                   18.7946                       9/27/05
          16,000                   18.7266                       9/29/05
           8,700                   19.0131                       9/30/05
           2,000                   19.1100                      10/03/05
           6,100                   18.3398                      10/10/05
           2,700                   18.1848                      10/11/05
          20,000                   17.7974                      10/12/05
          22,800                   17.6189                      10/13/05
           1,300                   17.7262                      10/14/05
             300                   17.9833                      10/17/05
           8,900                   17.7887                      10/19/05
          18,400                   17.7992                      10/20/05
           7,400                   17.7695                      10/21/05
             200                   18.0400                      10/24/05

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 19 of 25 Pages
---------------------                                      ---------------------

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                        ---------------------------------
                                      None

                                ARTHUR D. LIPSON
                                ----------------
                                      None

                                 SCOTT FRANZBLAU
                                 ---------------
                                      None

                                 ROBERT FERGUSON
                                 ---------------
                                      None

                                 MICHAEL DUNMIRE
                                 ---------------
                                      None

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 20 of 25 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX

            Exhibit                                                       Page
            -------

1.          Joint Filing and Solicitation  Agreement by and among          --
            Western  Investment  LLC,  Arthur D. Lipson,  Western
            Investment Hedged Partners L.P.,  Western  Investment
            Institutional  Partners  LLC and  Western  Investment
            Activism  Partners LLC and Karpus  Management,  Inc.,
            dated September 14, 2005 (previously filed).

2.          Amendment  No.  1 to  Joint  Filing  and  Solicitation      21 to 23
            Agreement by and among Western  Investment LLC, Arthur
            D. Lipson,  Western  Investment  Hedged Partners L.P.,
            Western Investment Institutional Partners LLC, Western
            Investment   Activism  Partners  LLC,  Benchmark  Plus
            Institutional   Partners,   L.L.C.,   Benchmark   Plus
            Management,  L.L.C., Scott Franzblau,  Robert Ferguson
            and Michael Dunmire and Karpus Management, Inc., dated
            October 21, 2005.

3.          Letter  to the  members  of the  Board of  Directors,       24 to 25
            dated October 21, 2005.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 21 of 25 Pages
---------------------                                      ---------------------

                                                        EXHIBIT 2

                                 AMENDMENT NO. 1

                                       TO

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  certain of the  undersigned  are  stockholders,  direct or beneficial,  of Real Estate  Income  Fund,  Inc.,  a Maryland  corporation  (the
"Company");

            WHEREAS,  Karpus  Management,  Inc.  on the one  hand,  and  Western
Investment LLC,  Western  Investment  Hedged Partners L.P.,  Western  Investment
Activism Partners LLC, Western Investment  Institutional Partners LLC and Arthur
D. Lipson (collectively, "Western") are parties to that certain Joint Filing and
Solicitation  Agreement  dated  September  14,  2005 (the  "Agreement")  for the purpose of voting against and soliciting  proxies against proposals to approve a new  management  agreement  and  subadvisory  agreement  for the  Company  to be submitted to a vote of the  shareholders  at a special  meeting of  shareholders scheduled  to be held on October 21, 2005 and any  adjournments,  postponements, reschedulings or continuations  thereof and taking all other action necessary to achieve the foregoing.

            WHEREAS,  Benchmark Plus Institutional Partners,  L.L.C.,  Benchmark
Plus Management,  L.L.C.,  Scott Franzblau,  Robert Ferguson and Michael Dunmire
have agreed to be parties to the Agreement.

            NOW,  IT IS  AGREED,  this 21st day of October  2005 by the  parties hereto:

            1. Each of Benchmark Plus Institutional Partners,  L.L.C., Benchmark
Plus Management, L.L.C., Scott Franzblau, Robert Ferguson and Michael Dunmire is
hereby made a party to the Agreement, and agrees to file a statement on Schedule
13D with Western (as defined in the Agreement) with respect to the securities of the Company owned by them.

            2.  Except  as  modified  above,  the terms  and  conditions  of the
Agreement are hereby confirmed and shall remain in full force and effect.

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 22 of 25 Pages
---------------------                                      ---------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                          KARPUS MANAGEMENT, INC.

                                          By:    /s/ Sharon L. Thornton
                                                 ------------------------------
                                          Name:  Sharon L. Thornton
                                          Title: Director Investment Personnel,
                                                 Senior Analyst

                                          WESTERN INVESTMENT LLC

                                          By:    /s/ Arthur D. Lipson
                                                 -------------------------------
                                          Name:  Arthur D. Lipson
                                          Title: Sole Member

                                          WESTERN INVESTMENT HEDGED PARTNERS
                                          L.P.

                                          By: Western Investment LLC
                                          its General Partner

                                          By:    /s/ Arthur D. Lipson
                                                 -------------------------------
                                          Title: Managing Member

                                          WESTERN INVESTMENT ACTIVISM PARTNERS
                                          LLC

                                          By: Western Investment LLC
                                          its Managing Member

                                          By:    /s/ Arthur D. Lipson
                                                 -------------------------------
                                          Title: Managing Member

                                          WESTERN INVESTMENT INSTITUTIONAL
                                          PARTNERS LLC

                                          By: Western Investment LLC
                                          its Managing Member

                                          By:    /s/ Arthur D. Lipson
                                                 -------------------------------
                                          Title: Managing Member

                                          /s/ Arthur D. Lipson
                                          --------------------------------
                                          ARTHUR D. LIPSON

                                          BENCHMARK PLUS INSTITUTIONAL PARTNERS,
                                          L.L.C.

                                          By: Benchmark Plus Management, L.L.C.,
                                          Its General Partner

                                          By:    /s/ Scott Franzblau
                                                 -------------------------------
                                          Name:  Scott Franzblau
                                          Title: Managing Member

                                          By:    /s/ Robert Ferguson
                                                 -------------------------------
                                          Name:  Robert Ferguson
                                          Title: Managing Member

                                          By:    /s/ Michael Dunmire
                                                 -------------------------------
                                          Name:  Michael Dunmire
                                          Title: Managing Member

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 23 of 25 Pages
---------------------                                      ---------------------

                                          BENCHMARK PLUS MANAGEMENT, L.L.C.

                                          By:    /s/ Scott Franzblau
                                                 -------------------------------
                                          Name:  Scott Franzblau
                                          Title: Managing Member

                                          By:    /s/ Robert Ferguson
                                                 -------------------------------
                                          Name:  Robert Ferguson
                                          Title: Managing Member

                                          By:    /s/ Michael Dunmire
                                                 -------------------------------
                                          Name:  Michael Dunmire
                                          Title: Managing Member

                                          /s/ Scott Franzblau
                                          --------------------------------------
                                          SCOTT FRANZBLAU

                                          /s/ Robert Ferguson
                                          --------------------------------------
                                          ROBERT FERGUSON

                                          /s/ Michael Dunmire
                                          --------------------------------------
                                          MICHAEL DUNMIRE

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 24 of 25 Pages
---------------------                                      ---------------------

                                                                       EXHIBIT 3

                                            October 21, 2005

Mr. Dwight B. Crane
Mr. Paolo M. Cucchi
Mr. Robert A. Frankel
Dr. Paul Hardin
Mr. William R. Hutchinson
Mr. George Pavia
Mr. R. Jay Gerken

TO THE DIRECTORS OF THE REAL ESTATE INCOME FUND,INC  (RIT)

Gentlemen:

As stockholders  of RIT, we find the escalating  levels of rhetoric and warnings which are being included in your recent public filings increasingly disturbing.

Specifically, your October 13, 2005, letter to stockholders says:

"If the new management  agreement is not approved by  shareholders  of the Fund, the Fund  will face  considerable  uncertainty  and its  ability  to pursue  its investment  objectives  may be  disrupted  for an  indefinite  period  following consummation of the Transaction."

What exactly do you mean by  "considerable  uncertainty"  and  "disrupted for an indefinite period"? If these are truly significant issues, why was no mention of any of this in your proxy materials dated September 2, 2005.

Stockholders  are  required  to  vote on  major  transactions.  You  purportedly represent the interests of all stockholders.  This means you are responsible for adequate management in all circumstances.  Your  responsibilities do not include warnings of dire  consequences and abdication of  responsibility if stockholders exercise their lawful rights to not approve an unadvisable  transaction.  It is, in fact,  your legal duty to prevent the sort of disruptions  and  uncertainties which you describe.

We believe that it is imperative that immediate  actions be taken to address the wide  discount to net asset value at which the Fund trades.  There is an obvious solution  which would in my opinion gain the immediate  acceptance of a majority of the  stockholders:  MERGE  THIS  CLOSED  END FUND  INTO AN OPEN END FUND WITH
SIMILAR  OBJECTIVES.  We  believe  that  this  merger is  obviously  in the best interest of the vast majority of  stockholders.  It would permit those investors now trapped below fair value the opportunity to redeem at net asset value, while permitting other investors to continue investing in a very similar strategy.  We don't  understand  why the board has not described to  stockholders  this simple alternative?

And now, the board is recommending that Citigroup reap a windfall profit of $3.7 billion while stockholders  continue to suffer below-market values. The issue of

---------------------                                      ---------------------
CUSIP No. 755881109                   13D                    Page 25 of 25 Pages
---------------------                                      ---------------------

a persistent and  significant  discount to net asset value is not a "side-show", as you call it, but rather a crucial issue for all stockholders.

Immediate action must be taken to eliminate the wide historical  discount of RIT to its net asset  value.  Immediate  action  must be taken to  insure  competent management under any scenario.

We intend to pursue all  available  legal  remedies to ensure that you meet your fiduciary  responsibilities,  individually and together.  These include, but are not limited to,  submission of nominations  for new directors if you continue to ignore these critical issues.

We were not surprised that the special stockholders' meeting was adjourned until
November 15, 2005.  We call on the board to merge the Fund into an open end fund
with  similar   objectives  and  recognize  the  legitimate   interests  of  all
stockholders. We will support the Board in such a proposal.

Absent your favorable  response,  we will continue to urge RIT  stockholders  to vote against the new management and subadvisory agreements.

Very truly yours,

/s/ Arthur D. Lipson
------------------------------
Arthur D. Lipson
Managing Member of Western Investment LLC